UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)/

China 3C Group

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

169362100

(CUSIP Number)

January 12, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP NO.	169362100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MLT Capital, L.P. MLT Management, LLC Daniel J. Barach
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. MLT Capital, L.P. - New York MLT Management, LLC - New York Daniel J. Barach -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power MLT Capital, L.P. -- 0 shares MLT Management, LLC -- 0 shares Daniel J. Barach -- 0 shares
6 Shared Voting Power MLT Capital, L.P. -- 4,622,600 shares MLT Management, LLC –4,622,600 shares Daniel J. Barach -- 4,622,600 shares Refer to Item 4 below.
7 Sole Dispositive Power MLT Capital, L.P. -- 0 shares MLT Management, LLC -- 0 shares Daniel J. Barach -- 0 shares
8 Shared Dispositive Power MLT Capital, L.P. -- 4,622,600 shares MLT Management, LLC -- 4,622,600 shares Daniel J. Barach -- 4,622,600 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person MLT Capital, L.P.-- 4,622,600 shares MLT Management, LLC -- 4,622,600 shares Daniel J. Barach -- 4,622,600 shares Refer to Item 4 below.

CUSIP NO.	169362100

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9)* MLT Capital, L.P. -- 8.8% MLT Management, LLC – 8.8% Daniel J. Barach – 8.8%
12	Type of Reporting Person (See Instructions) MLT Capital, L.P. - OO (Limited Partnership) MLT Management, LLC – OO (Limited Liability Company) Daniel J. Barach – IN

Item 1.

(a)	Name of Issuer
China 3C Group
(b)	Address of Issuer's Principal Executive Offices
368 Hushu Nan Road Hangzhou City Zhejiang Province F4 310014

Item 2.

(a)	Name of Person Filing
MLT Capital, L.P. MLT Management, LLC Daniel J. Barach
(b)	Address of Principal Business Office or, if none, Residence
MLT Capital, L.P. MLT Management, LLC Daniel J. Barach c/o MLT Capital Management, LLC 767 Third Avenue, 16th Floor New York, NY 10017
(c)	Citizenship MLT Capital, L.P. --New York MLT Management, LLC --New York Daniel J. Barach --United States

(d)	Title of Class of Securities
Common stock, par value $0.001 per share

CUSIP NO.	169362100

(e)	CUSIP Number
169362100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
MLT Capital, L.P. -- 4,622,600 shares MLT Management, LLC -- 4,622,600 shares Daniel J. Barach -- 4,622,600 shares
(b)	Percent of Class MLT Capital, L.P. -- 8.8% MLT Management, LLC -- 8.8% Daniel J. Barach -- 8.8%

(c)	Number of shares as to which such person has:

CUSIP NO.	169362100

(i)	sole power to vote or to direct the vote
MLT Capital, L.P. -- 0 shares MLT Management, LLC -- 0 shares Daniel J. Barach -- 0 shares
(ii)	shared power to vote or to direct the vote
MLT Capital, L.P. --4,622,600 shares MLT Management, LLC --4,622,600 shares Daniel J. Barach --4,622,600 shares
(iii)	sole power to dispose or to direct the disposition of
MLT Capital, L.P. -- 0 shares MLT Management, LLC -- 0 shares Daniel J. Barach -- 0 shares
(iv)	shared power to dispose or to direct the disposition of
MLT Capital, L.P. -- 4,622,600 shares MLT Management, LLC -- 4,622,600 shares Daniel J. Barach -- 4,622,600 shares

** Shares reported herein for MLT Management LLC and Daniel J. Barach reflect shares held by MLT Capital, L.P., a private investment fund for which MLT Management, LLC is the investment manager. Daniel J. Barach is the Manager of MLT Management, LLC. Each of MLT Management, LLC and Daniel J. Barach disclaims beneficial ownership of all shares except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO.	169362100

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	169362100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	January 12, 2009

MLT CAPITAL, L.P.

By: MLT Management, LLC,

its General Partner

By:

/s/  Daniel J. Barach

Daniel J. Barach

Manager

MLT MANAGEMENT, LLC

By:

/s/ Daniel J. Barach

Daniel J. Barach

Manager

DANIEL J. BARACH

/s/  Daniel J. Barach

Daniel J. Barach, individually

CUSIP NO.	169362100

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 12, 2009, is by and between MLT Capital, L.P., MLT Management, LLC and Daniel J. Barach, an individual (the foregoing are collectively referred to herein as the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.001 per share, of China 3C Group beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Abrams Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by either of the Filers upon one week's prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

MLT CAPITAL, L.P.

By: MLT Management, LLC,

its General Partner

By:

/s/  Daniel J. Barbach

Daniel J. Barach

Manager

MLT MANAGEMENT, LLC

By:

/s/  Daniel J. Barach

Daniel J. Barach

Manager

DANIEL J. BARACH

/s/  Daniel J. Barach

Daniel J. Barach, individually